

March 24, 2008

**Via Facsimile (973) 597-2407 and U.S. Mail**

Allen B. Levithan, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ  07068

**RE:     The Phoenix Companies**
**Definitive Additional Soliciting Materials**
**Filed March 21, 2008 by Oliver Press Partners, LLC, et. al.**
**File No. 001-16517**

Dear Mr. Levithan:

We have reviewed the above-referenced filing and have the following comments.

1.     We note that the materials were filed on March 21, 2008 while the soliciting event took place on March 7, 2008.  It appears that a filing two weeks after the event does not comply with your obligations under Rule 14a-6(b).  Please advise.

2.     We note that Mr. Foley is your compensation consultant but in this television program appears to be conducting soliciting activities and to be a participant in your solicitation. Please provide us your analysis of Mr. Foley's status in this respect.   We note that instruction 3(b)(iii) excludes certain persons employed by a participant so long as their activities "are limited to the duties required to be performed in the course of such employment."  If you determine that Mr. Foley is a participant, please revise your proxy statement to include all the required information.

Please direct any questions to me at (202) 551-3619.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions